UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2026

Commission File Number: 001-42026

YYForce Inc.

60 Paya Lebar Road

#09-13/14/15/16/17

Paya Lebar Square

Singapore 409051

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

On September 14, 2026, YYForce Inc. (the “Company”) entered into an employment agreement with Andrew Davison (the “Employment Agreement”) and Mr. Davison was appointed as Chief Strategy Officer of the Company effective on September 14, 2026.

The biographical information of the newly appointed Chief Strategy Officer is set forth below:

Mr. Andrew Davison, age 47, possesses over 20 years of executive leadership experience spanning the APAC, EMEA, UK, and US markets, specializing in commercial strategy, scaling high-performing teams, financial management, margin and risk control, and complex cross-functional delivery.

From October 2022 to March 2026, Mr. Davison served as the Director and Head of Transformational Delivery (APAC) at Lancia Consult, Singapore, responsible for Lancia Consult’s APAC region, accountable for delivery performance, portfolio health, and the capability build required to scale the business across multiple markets. From June 2019 to July 2022, Mr. Davison served as Senior Principal Consultant at Slalom Consulting, London, responsible for leading complex engagements for global organizations, combining executive advisory with direct program governance and cross-functional delivery leadership across digital, operational and enterprise change initiatives. From January 2011 to May 2019, Mr. Davison served as Principal at BCS Consulting, London, responsible for leading regulatory and business transformation engagements for global financial institutions, combining executive advisory with hands-on program leadership and execution. From February 2004 to August 2010, Mr. Davison served as Client Relationship Manager at Morgan Stanley, Glasgow & London, responsible for managing the flow of information, risk, and decisions between institutional clients, the trading desk, and internal functions including Risk, Finance, and Compliance.

Mr. Davison holds a BCom (Hons) in Business Studies and Economics from the University of Edinburgh in 2001 and has completed executive training in Strategic Leadership with AI & ML at Singapore Management University in 2026.

The Company and Mr. Davison entered into Employment Agreement dated September 14, 2026, which is filed hereto as Exhibit 10.1. Pursuant to the Employment Agreement, Mr. Davison’s annual base salary is SGD$156,000 (approximately US $123,000). Mr. Davison will also be eligible to participate in Company’s certain benefits as may be offered from time to time. The foregoing description is qualified by reference to the full text of the Employment Agreement. On September 9, 2026, the Company issued a press release announcing the appointment of Mr. Davison. A copy of the press release is attached hereto as Exhibit 99.1.

Incorporation by Reference

This report on Form 6-K and the attached exhibits are incorporated by reference into the Company’s registration statements on Form F-3, as amended (File Nos. 333-297406 and 333-286705), Form S-8 (File Nos. 333-283532, 333-284540, and 333-283532) and into each prospectus outstanding under the foregoing registration statements, to the extent not superseded by documents or reports subsequently filed or furnished by the Company under the Securities Exchange Act of 1934, as amended.

EXHIBIT INDEX

Exhibit No.	Description
10.1	Employment Agreement between the Company and Andrew Davison, dated September 14, 2026
99.1	Press Release dated September 9, 2026

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YYForce Inc.

Date: September 14, 2026	By:	/s/ Fu Xiaowei
	Name:	Fu Xiaowei
	Title:	Chief Executive Officer, Chairman and Director

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